October 4, 2013

Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	WFRBS Commercial Mortgage Trust 2011-C5
WFRBS Commercial Mortgage Trust 2012-C6
WFRBS Commercial Mortgage Trust 2012-C8
Forms 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 333-177891-01, 333-172366-02 and 333-172366-03

Dear Ms. Bancroft:

We are counsel to Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”).  This letter sets forth the response of the Registrant to the oral comments of Michelle Stasny, Special Counsel in the Office of Structured Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our response to your letter dated June 28, 2013 (the “Comment Letter”), as filed on August 20, 2013. We have discussed the Staff’s comments with representatives of the Registrant and we are writing to respond to the Staff’s comments.

For your convenience, our recollection of the Staff’s comments is repeated in italics below, followed by the response of the Registrant.

1.
We note your response to the first bullet point of our comment letter dated June 28, 2013, however the platform assessments for National Tax Search, LLC and CoreLogic Commercial Real Estate Services, Inc. cover more criteria than they are responsible for with respect to this transaction and there is no disclosure in the 10-K that informs investors that they are only responsible for Item 1122(d)(4)(xi) and (d)(4)(xii) of Regulation AB.  Please confirm in future filings you will describe the transaction specific summary of the criteria attributable to these vendors.

The Registrant confirms that future filings by WFRBS Commercial Mortgage Trust 2011-C5, WFRBS Commercial Mortgage Trust 2012-C6 and WFRBS Commercial Mortgage Trust 2012-C8 on Form 10-K (“Future 10-Ks”) will describe the transaction specific summary of the criteria attributable to National Tax Search, LLC and CoreLogic Commercial Real Estate

October 4, 2013

Services, Inc.  Although the Registrant notes that Wells Fargo Bank, National Association’s assessment of compliance with servicing criteria states that it relied on separate attestations from National Tax Search, LLC and CoreLogic Commercial Real Estate Services, Inc. for Items 1122(d)(4)(xi) and (d)(4)(xii) of Regulation AB (the “Relevant Items”), the body of Future 10-Ks will provide disclosure to investors that National Tax Search, LLC and CoreLogic Commercial Real Estate Services, Inc. are only responsible for the Relevant Items.

2.
We note your response to the second bullet point of our comment letter dated June 28, 2013, regarding amending the Form 10-K filing for WFRBS Commercial Mortgage Trust 2012-C8 to incorporate by reference the WFRBS 2012-C7 Pooling and Servicing Agreement.  Please confirm you will file pooling and servicing agreements for other securitizations under similar circumstances in future filings.

The Registrant confirms that for securitizations that include loan combinations that are serviced pursuant to other pooling and servicing agreements (as described in your comment letter dated June 28, 2013), the Registrant will, subject to any applicable rules or other guidance provided by the Commission, incorporate by reference into the related issuing entity’s Form 10-K those other pooling and servicing agreements.

The Registrant hopes the Staff will find the above responses responsive to its comments.  Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Stuart N. Goldstein

Stuart N. Goldstein

cc:           Jeff D. Blake